UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

REIS, INC.

(Name of Subject Company)

REIS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

Mark P. Cantaluppi

Vice President, Chief Financial Officer

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

(212) 921- 1122

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Reis, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 13, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Moody’s”), to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”) of the Company. Purchaser offered, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2018, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), to purchase all outstanding Shares at a price per Share of $23.00, to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on September 13, 2018 by Moody’s and the Purchaser (as it may be amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, is hereby amended and supplemented by inserting a new section entitled “Final Results of the Offer” immediately prior to the section entitled “Cautionary Note Regarding Forward-Looking Statements” as follows:

“Final Results of the Offer

The Offer expired at 11:59 p.m., Eastern Time, on October 12, 2018 (the “Expiration Time”). As of the Expiration Time, a total of 9,800,276 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) of the Company had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 84.7% of the issued and outstanding Shares of the Company (excluding for purposes of determining such percentage all Shares held by the Company, Moody’s or any of their respective subsidiaries). In addition, as of the Expiration Time, notices of guaranteed delivery have been delivered with respect to 41,983 additional Shares, representing approximately 0.4% of the outstanding Shares as of the expiration of the Offer (excluding for purposes of determining such percentage all Shares held by the Company, Moody’s or any of their respective subsidiaries). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer, and all other conditions to the Offer were satisfied. Purchaser accepted for purchase and exchange payment all such Shares validly tendered and not validly withdrawn (excluding Shares with respect to which notices of guaranteed delivery were delivered).

As a result of its acceptance of the Shares tendered in the Offer, Purchaser now owns a sufficient number of Shares to complete the Merger pursuant to the Merger Agreement without a meeting of the Company stockholders in accordance with Section 3-106.1 of the Maryland General Corporations Law. At the Effective Time, each Share issued and outstanding immediately before the Effective Time, other than Shares owned by the Company, Moody’s or any of their respective subsidiaries, will be automatically canceled and converted into the right to receive $23.00 per Share in cash, without interest and less any applicable withholding taxes.

On October 15, 2018, Moody’s and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(K) to this Amendment and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

(a)(5)(K)	Joint Press Release of Moody’s Corporation and Reis, Inc., dated as of October 15, 2015, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

REIS, INC.

Dated: October 15, 2018	By:	/s/ Mark P. Cantaluppi
Name: Mark P. Cantaluppi
Title: Vice President, Chief Financial Officer

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